Exhibit 99.1

Yalla Group Limited Announces Unaudited Third Quarter 2025 Financial Results

DUBAI, UAE, November 10, 2025 /PRNewswire/ -- Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the largest Middle East and North Africa (MENA)-based online social networking and gaming company, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Financial and Operating Highlights

•
Revenues were US$89.6 million in the third quarter of 2025, representing an increase of 0.8% from the third quarter of 2024.
o
Revenues generated from chatting services in the third quarter of 2025 were US$55.5 million.
o
Revenues generated from games services in the third quarter of 2025 were US$33.8 million.
•
Net income was US$40.7 million in the third quarter of 2025, a 3.9% increase from US$39.2 million in the third quarter of 2024. Net margin1 was 45.4% in the third quarter of 2025.
•
Non-GAAP net income2 was US$43.1 million in the third quarter of 2025, a 1.2% increase from US$42.6 million in the third quarter of 2024. Non-GAAP net margin3 was 48.1% in the third quarter of 2025.
•
Average MAUs4 increased by 8.1% to 43.4 million in the third quarter of 2025, from 40.2 million in the third quarter of 2024.
•
The number of paying users5 on our platform decreased by 9.7% to 11.4 million in the third quarter of 2025, from 12.6 million in the third quarter of 2024.

Key Operating Data	For the three months ended
	September 30, 2024	September 30, 2025

Average MAUs (in thousands)	40,176	43,420

Paying users (in thousands)	12,582	11,366

1 Net margin is net income as a percentage of revenues.

2 Non-GAAP net income represents net income excluding share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

3 Non-GAAP net margin is non-GAAP net income as a percentage of revenues.

4 “Average MAUs” refers to the average monthly active users in a given period, calculated by dividing (i) the sum of active users for each month of such period by (ii) the number of months in such period. “Active users” refers to registered users who accessed any of our main mobile applications at least once during a given period.

5 “Paying users” refers to registered users who played a game or purchased our virtual items or upgraded services using virtual currencies on our main mobile applications at least once in a given period, except for users who received all of their virtual currencies directly or indirectly from us for free. “Registered users” refers to users who have registered accounts on our main mobile applications as of a given time; a registered user is not necessarily a unique user, as an individual may register multiple accounts on our main mobile applications.

“We’re pleased to deliver a strong set of results for the third quarter of 2025,” said Mr. Tao Yang, Founder, Chairman and CEO of Yalla. “Our revenues reached US$89.6 million, once again beating the high end of our guidance. Our dedication to enhancing operational efficiency continued to pay off, with net margin increasing by 1.4 percentage points year-over-year to 45.4%. We also continued to optimize our product portfolio and enhance user engagement, driving an 8.1% year-over-year increase in average MAUs to 43.4 million.

“Our thriving game pipeline served as our primary market expansion driver during the third quarter. We soft-launched our first match-3 title, Turbo Match, on Android during the quarter, and we were pleased to see its initial user acquisition and retention metrics meeting our expectations. We also expect to debut our self-developed roguelike game and an SLG game in collaboration with an industry-leading gaming studio in the coming weeks, deepening our penetration of MENA’s mid- and hard-core game market.

“Yalla Group celebrated the fifth anniversary of its IPO with a bell-ringing ceremony at NYSE in September, a proud symbol of our years of growth, learning, persistence, and achievement. Going forward, we will remain dedicated to maximizing the synergy between our social and gaming ecosystems and enhancing our AI-fueled technological edge, bringing us ever closer to our vision of becoming the most popular platform for online social networking and entertainment activities in MENA,” Mr. Yang concluded.

Ms. Karen Hu, CFO of Yalla, commented, “In the third quarter, we continued to pursue high-quality growth and profitability enhancement. Excellent execution of our ongoing cost management and efficiency improvement initiatives, including AI development and application, drove an increase in our net income to US$40.7 million. Supported by these healthy results and our robust fundamentals, we continued to return value to shareholders. As of November 7, 2025, we had returned a total of US$51.9 million to shareholders in 2025 through our share repurchase program. We will continue to deepen our commitment to shareholder returns, and look forward to completing our current US$150 million share repurchase program within the next year, delivering sustainable, long-term value to all stakeholders.”

Third Quarter 2025 Financial Results

Revenues

Our revenues were US$89.6 million in the third quarter of 2025, a 0.8% increase from US$88.9 million in the third quarter of 2024. The increase was primarily driven by our broadening user base and enhanced monetization capability.

In the third quarter of 2025, revenues generated from chatting services were US$55.5 million, and revenues from games services were US$33.8 million.

Costs and expenses

Our total costs and expenses were US$55.9 million in the third quarter of 2025, a 1.0% decrease from US$56.4 million in the third quarter of 2024.

Our cost of revenues was US$28.4 million in the third quarter of 2025, a 10.7% decrease from US$31.8 million in the third quarter of 2024, primarily due to lower commission fees paid to third-party payment platforms as a result of diversified payment channels and lower share-based compensation expenses recognized in the third quarter of 2025. Cost of revenues as a percentage of our total revenues decreased to 31.7% in the third quarter of 2025 from 35.8% in the third quarter of 2024.

Our selling and marketing expenses were US$9.6 million in the third quarter of 2025, a 30.3% increase from US$7.4 million in the third quarter of 2024, primarily due to higher advertising and market promotion expenses attributable to our continued user acquisition efforts and expanding product portfolio. Selling and marketing expenses as a percentage of our total revenues increased to 10.7 % in the third quarter of 2025 from 8.3% in the third quarter of 2024.

Our general and administrative expenses were US$9.2 million in the third quarter of 2025, a 9.0% decrease from US$10.1 million in the third quarter of 2024, primarily due to a decrease in incentive compensation and professional service fees. General and administrative expenses as a percentage of our total revenues decreased to 10.3% in the third quarter of 2025 from 11.4% in the third quarter of 2024.

Our technology and product development expenses were US$8.6 million in the third quarter of 2025, a 21.4% increase from US$7.1 million in the third quarter of 2024, primarily due to an increase in salaries and benefits for our technology and product development staff, driven by an increase in the headcount to support the development of new businesses and expansion of our product portfolio. Technology and product development expenses as a percentage of our total revenues increased to 9.6% in the third quarter of 2025 from 8.0% in the third quarter of 2024.

Operating income

Operating income was US$33.8 million in the third quarter of 2025, a 3.9% increase from US$32.5 million in the third quarter of 2024.

Non-GAAP operating income6

Non-GAAP operating income in the third quarter of 2025 increased to US$36.2 million, a 0.7% increase from US$35.9 million in the third quarter of 2024.

Interest income

Interest income was US$6.3 million in the third quarter of 2025, compared with US$7.8 million in the third quarter of 2024.

Investment income

Investment income was US$2.2 million in the third quarter of 2025, compared with US$0.1 million in the third quarter of 2024, primarily due to increased investments in wealth management products.

Income tax expense

Income tax expense was US$1.6 million in the third quarter of 2025, compared with US$1.3 million in the third quarter of 2024.

Net income

As a result of the foregoing, our net income was US$40.7 million in the third quarter of 2025, a 3.9% increase from US$39.2 million in the third quarter of 2024.

Non-GAAP net income

Non-GAAP net income in the third quarter of 2025 was US$43.1 million, a 1.2% increase from US$42.6 million in the third quarter of 2024.

Earnings per ordinary share

Basic and diluted earnings per ordinary share were US$0.27 and US$0.23, respectively, in the third quarter of 2025, while basic and diluted earnings per ordinary share were US$0.25 and US$0.22, respectively, in the third quarter of 2024.

Non-GAAP earnings per ordinary share7

Non-GAAP basic and diluted earnings per ordinary share were US$0.28 and US$0.24, respectively, in the third quarter of 2025, compared with US$0.27 and US$0.24, respectively, in the third quarter of 2024.

6 Non-GAAP operating income represents operating income excluding share-based compensation. Non-GAAP operating income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

7 Non-GAAP earnings per ordinary share is non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by weighted average number of basic and diluted shares outstanding. Non-GAAP net income attributable to Yalla Group Limited’s shareholders represents net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. Non-GAAP earnings per ordinary share and non-GAAP net income attributable to Yalla Group Limited’s shareholders are non-GAAP financial measures. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Cash and cash equivalents, restricted cash, term deposits and short-term investments

As of September 30, 2025, we had cash and cash equivalents, restricted cash, term deposits and short-term investments of US$739.5 million, compared with US$656.3 million as of December 31, 2024.

Share repurchase program

Pursuant to the Company’s share repurchase program beginning on May 21, 2021, with an extended expiration date of May 21, 2026, from January 1 through November 7, 2025, the Company repurchased 7,716,483 American depositary shares (“ADSs”), representing 7,716,483 Class A ordinary shares, from the open market with cash for an aggregate amount of approximately US$51.9 million. As of November 7, 2025, the Company had cumulatively completed cash repurchases in the open market of 15,021,621 ADSs, representing 15,021,621 Class A ordinary shares, for an aggregate amount of approximately US$101.4 million, since the inception of the current share repurchase program. The aggregate value of ADSs and/or Class A ordinary shares that remain available for purchase under the current share repurchase program was US$48.6 million as of November 7, 2025. In addition, the Company has decided to cancel all shares repurchased in 2025. As of August 11, 2025, the Company had cancelled 6,230,299 ADSs, representing 6,230,299 Class A ordinary shares.

Outlook

For the fourth quarter of 2025, Yalla currently expects revenues to be between US$78.0 million and US$85.0 million.

The above outlook is based on current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call on Monday, November 10, 2025, at 8:00 PM U.S. Eastern Time, which is Tuesday, November 11, 2025, at 5:00 AM Dubai Time, or Tuesday, November 11, 2025, at 9:00 AM Beijing/Hong Kong time.

Dial-in details for the earnings conference call are as follows:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
United Arab Emirates Toll Free:	80-003-570-3598
Mainland China Toll Free:	400-120-6115
Hong Kong, China Toll Free:	800-963-976
Access Code:	4820370

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.yalla.com.

A replay of the conference call will be accessible until November 17, 2025, by dialing the following telephone numbers:

United States Toll Free:	+1-855-669-9658
International:	+1-412-317-0088
Access Code:	5560759

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP financial measures, namely non-GAAP operating income, non-GAAP net income, non-GAAP net margin and non-GAAP basic and diluted earnings per ordinary share, as supplemental measures to review and assess the Company’s operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP operating income as operating income excluding share-based compensation. We define non-GAAP net income as net income excluding share-based compensation. We define non-GAAP net margin as non-GAAP net income as a percentage of revenues. We define non-GAAP net income attributable to Yalla Group Limited’s shareholders as net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. We define non-GAAP earnings per ordinary share as non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by the weighted average number of basic and diluted shares outstanding.

By excluding the impact of share-based compensation expenses, which are non-cash charges, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. Investors can better understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess its core operating results, as they exclude share-based compensation expenses, which are not expected to result in cash payments. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by providing the relevant disclosure of its non-GAAP financial measures in the reconciliations to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of GAAP and non-GAAP results are set forth at the end of this press release.

About Yalla Group Limited

Yalla Group Limited is the largest MENA-based online social networking and gaming company, in terms of revenues in 2022. The Company operates two flagship mobile applications, Yalla, a voice-centric group chat platform, and Yalla Ludo, a casual gaming application featuring online versions of board games, popular in MENA, with in-game voice chat and localized Majlis functionality. Building on the success of Yalla and Yalla Ludo, the Company continues to add engaging new content, creating a regionally-focused, integrated ecosystem dedicated to fulfilling MENA users’ evolving online social networking and gaming needs. Through its holding subsidiary, Yalla Game Limited, the Company has expanded its capabilities in mid-core and hard-core games in the MENA region, leveraging its local expertise to bring innovative gaming content to its users. In addition, the growing Yalla ecosystem includes YallaChat, an IM product tailored for Arabic users, WeMuslim, a product that supports Arabic users in observing their customs, and casual games such as Yalla Baloot and 101 Okey Yalla, developed to sustain vibrant local gaming communities in MENA. Yalla is also actively exploring outside of MENA with Yalla Parchis, a Ludo game designed for the South American markets. Yalla’s mobile applications deliver a seamless experience that fosters a sense of loyalty and belonging, establishing highly devoted and engaged user communities through close attention to detail and localized appeal that profoundly resonates with users.

For more information, please visit: https://ir.yalla.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Kerry Gao - IR Director

Tel: +86-571-8980-7962

Email: ir@yalla.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2024	September 30, 2025
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	488,379,894	422,572,636
Restricted cash	1,975,616	1,645,579
Term deposits	94,983,813	84,800,000
Short-term investments	70,932,713	230,514,582
Prepayments and other current assets	35,429,988	31,913,969
Total current assets	691,702,024	771,446,766
Non-current assets
Property and equipment, net	13,962,393	14,440,027
Intangible asset, net	896,005	748,040
Operating lease right-of-use assets	1,370,914	1,082,968
Long-term investments	93,698,924	81,737,548
Total non-current assets	109,928,236	98,008,583
Total assets	801,630,260	869,455,349

LIABILITIES
Current liabilities
Accounts payable	957,717	781,364
Deferred revenue, current	58,081,649	55,446,794
Operating lease liabilities, current	1,012,481	232,331
Amounts due to a related party	87,156	57,940
Income taxes payable	9,117,261	2,414,471
Accrued expenses and other current liabilities	32,404,872	28,029,561
Total current liabilities	101,661,136	86,962,461
Non-current liabilities
Deferred revenue, non-current	—	2,173,826
Operating lease liabilities, non-current	13,495	257,128
Deferred tax liabilities	2,148,022	2,704,619
Total non-current liabilities	2,161,517	5,135,573
Total liabilities	103,822,653	92,098,034

EQUITY
Shareholders’ equity of Yalla Group Limited
Class A Ordinary Shares	14,064	13,441
Class B Ordinary Shares	2,473	2,473
Additional paid-in capital	328,883,061	336,882,266
Treasury stock	(49,438,661)	(34,635,502)
Accumulated other comprehensive loss	(3,016,579)	(2,396,947)
Retained earnings	427,907,766	485,401,009
Total shareholders’ equity of Yalla Group Limited	704,352,124	785,266,740
Non-controlling interests	(6,544,517)	(7,909,425)
Total equity	697,807,607	777,357,315
Total liabilities and equity	801,630,260	869,455,349

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS

	Three Months Ended			Nine Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025
	US$	US$	US$	US$	US$
Revenues	88,922,031	84,564,086	89,636,333	248,848,091	258,077,186
Costs and expenses
Cost of revenues	(31,830,126)	(27,944,596)	(28,430,988)	(89,427,060)	(85,576,007)
Selling and marketing expenses	(7,352,820)	(8,661,573)	(9,582,434)	(23,944,276)	(25,187,275)
General and administrative expenses	(10,133,394)	(9,002,347)	(9,224,448)	(24,358,190)	(26,922,103)
Technology and product development expenses	(7,108,024)	(8,338,195)	(8,629,226)	(19,851,894)	(24,795,558)
Total costs and expenses	(56,424,364)	(53,946,711)	(55,867,096)	(157,581,420)	(162,480,943)
Operating income	32,497,667	30,617,375	33,769,237	91,266,671	95,596,243
Interest income	7,829,223	6,791,492	6,300,342	21,572,082	19,653,014
Government grants	7,603	603,115	63,629	439,966	730,177
Investment income (loss)	133,606	21,758	2,204,831	(1,094,288)	2,208,887
Income before income taxes	40,468,099	38,033,740	42,338,039	112,184,431	118,188,321
Income tax expense	(1,287,156)	(1,531,310)	(1,613,621)	(10,563,946)	(4,582,008)
Net income	39,180,943	36,502,430	40,724,418	101,620,485	113,606,313
Net loss attributable to non-controlling interests	673,856	269,782	386,428	1,472,271	1,368,145
Net income attributable to Yalla Group Limited’s shareholders	39,854,799	36,772,212	41,110,846	103,092,756	114,974,458
Earnings per ordinary share
——Basic	0.25	0.24	0.27	0.64	0.73
——Diluted	0.22	0.20	0.23	0.56	0.64
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	160,944,036	155,958,658	154,491,280	160,681,773	156,555,683
——Diluted	183,354,110	180,765,359	179,310,959	183,383,311	180,764,819

Share-based compensation was allocated in cost of revenues, selling and marketing expenses, general and administrative expenses and technology and product development expenses as follows:

	Three Months Ended			Nine Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025
	US$	US$	US$	US$	US$
Cost of revenues	1,867,294	1,328,152	1,143,119	5,637,874	3,797,356
Selling and marketing expenses	261,825	170,304	131,359	1,642,975	472,691
General and administrative expenses	1,114,753	1,328,931	1,073,416	3,769,267	3,532,854
Technology and product development expenses	187,205	20,670	56,160	469,134	196,304
Total share-based compensation expenses	3,431,077	2,848,057	2,404,054	11,519,250	7,999,205

YALLA GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Nine Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025
	US$	US$	US$	US$	US$
Operating income	32,497,667	30,617,375	33,769,237	91,266,671	95,596,243
Share-based compensation expenses	3,431,077	2,848,057	2,404,054	11,519,250	7,999,205
Non-GAAP operating income	35,928,744	33,465,432	36,173,291	102,785,921	103,595,448

Net income	39,180,943	36,502,430	40,724,418	101,620,485	113,606,313
Share-based compensation expenses, net of tax effect of nil	3,431,077	2,848,057	2,404,054	11,519,250	7,999,205
Non-GAAP net income	42,612,020	39,350,487	43,128,472	113,139,735	121,605,518

Net income attributable to Yalla Group Limited’s shareholders	39,854,799	36,772,212	41,110,846	103,092,756	114,974,458
Share-based compensation expenses, net of tax effect of nil	3,431,077	2,848,057	2,404,054	11,519,250	7,999,205
Non-GAAP net income attributable to Yalla Group Limited’s shareholders	43,285,876	39,620,269	43,514,900	114,612,006	122,973,663

Non-GAAP earnings per ordinary share
——Basic	0.27	0.25	0.28	0.71	0.79
——Diluted	0.24	0.22	0.24	0.62	0.68
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	160,944,036	155,958,658	154,491,280	160,681,773	156,555,683
——Diluted	183,354,110	180,765,359	179,310,959	183,383,311	180,764,819